FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                      ]

NATIONAL BANK OF GREECE S.A.

INFORMATION BULLETIN

(pursuant to Law 3401/2005 article 4, par. 2f)

LISTING OF SHARES FOR TRADING ON THE ATHENS EXCHANGE IN THE CONTEXT OF NATIONAL BANK OF GREECE’S STOCK OPTIONS PROGRAMME

In the context of the implementation of the Stock Options Programme authorized by the General Meeting of Shareholders (“GM”) of National Bank of Greece (“NBG” or the “Bank”) for the purchase of NBG shares by the beneficiaries, i.e. executive BoD members, management officers and staff of the Bank and its affiliated companies, NBG informs investors on the implementation of the said Programme (the “programme 2006”), the offer price and the number of shares sold, to be applied for listing on the Athens Exchange, as follows:

“Programme 2006”: Stock Options programme pursuant to NBG’s GM resolution of 1 June 2006.

1. Of a total of 523 beneficiaries of the Programme 2006 (BoD executive members, management officers and staff of the Bank and its affiliated companies), 454 applied to the BoD for exercising their stock options during the exercise period, i.e. from 1 until 10 June 2008.

2. A total of 387,970 new, common registered voting shares of the Bank, of a par value of € 5 each, were offered and fully taken up by the beneficiaries during the said exercise period.

3. Pursuant to the said GM resolution of 1 June 2006 and BoD resolutions whereby terms of the programme were introduced and modified within the purview of the relevant regulation, the new shares’ offer price was set at € 22.12 per share.

4. Payment of the € 1,939,850 amount of NBG’s share capital increase in cash was completed on 10 June 2008 and confirmed by BoD resolution of 26 June 2008. The aggregate excess amount of € 6,642,046.40, resulting from the difference between the offer price and the par value of the shares, shall be credited to the Share Premium Account. Information on NBG’s share capital increase and confirmation of payment thereof was filed with the Companies Register by the Ministry of Development as per its Announcement K2-8747/08.07.2008 of 8 July 2008.

Following the exercise of stock options, as above, NBG’s fully paid-up share capital amounts to € 2,490,771,345, divided into (a) 496,654,269 common registered voting shares of a par value of € 5 each and (b) 25,000,000 redeemable preferred registered shares, without voting right or cumulative dividend, of a par value of € 0.30 each.

NBG shall take all legal steps necessary for the new shares corresponding to the exercised stock options to be listed for trading on the Athens Exchange, in line with current legislation.

Officers in charge

The officers responsible for the preparation of this Information Bulletin and the accuracy of its contents are:

1.               Ioannis Kyriakopoulos, Manager, Financial and Management Accounting Division (tel. no +30 210-3695701)

2.               Georgios Kalantzis, Deputy Manager, Financial and Management Accounting Division (tel. no +30 210-3695711).

The Information Bulletin is available via NBG’s offices  (Megaro Mela, Aiolou 93, Athens), and webpage (www.nbg.gr)

For further information, please contact Michael Frousios (tel. no +30 210-3343411) at NBG’s offices (Megaro Mela, Aiolou 93, Athens) during business hours.

NATIONAL BANK OF GREECE

Announcement

In line with the European Commission Regulation No. 2273/2003 Article 4, par. 4, National Bank of Greece S.A. announces the following:

Pursuant to the relevant AGM and BoD resolutions of 17 April and 15 May 2008, respectively, on 15 and 16 July 2008 NBG bought back 506,573 own shares of a total value of €12,840,612.48 at an average price of €25.3480 per share via ATHEX member National P&K Securities Investment Services S.A.

Athens, 18 July, 2008

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece S.A. announces that trading of its 387,970 new, common registered voting shares on the ATHEX commences on 24 July 2008. The said shares resulted from the Bank’s recent share capital increase by € 1,939,850, due to the exercise of stock options by 454 beneficiaries at the price of € 22.12, pursuant to the relevant resolutions of the Bank’s second repeat GM (1 June 2006) and BoD (1 November 2007, 29 May 2008 and 26 June 2008).

The Bank’s share capital increase, confirmed by the BoD on 26 June 2008 pursuant to the aforementioned GM resolutions, was notified to the Ministry of Development and registered with the Commercial Companies Register by announcement No K2-8747/8.07.2008.

Following approval of NBG’s new 387,970 shares’ listing for trading by the ATHEX BoD at its meeting of 17 July 2008, the said shares shall be traded on the ATHEX as of 24 July 2008, and shall have been credited to the beneficiaries’ accounts and DSS accounts by the same date.  As of 24 July 2008, the shares’ starting price on the ATHEX shall be in accordance with the ATHEX BoD resolution No 35.

For further information, shareholders may visit the webpages of ATHEX and NBG, or contact NBG’s offices at Aiolou 93 (Megaro Mela), officer in charge Mr Michael Frousios (tel. no +30 210 3343411).

Athens, 21 July 2008

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 21st July, 2008

Vice Chairman - Deputy Chief Executive Officer